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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 4)

                                RIO ALGOM LIMITED
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    766889109
                                 (CUSIP Number)

                                Kevin N. Thompson
                  Vice-President, Secretary and General Counsel
                                  Noranda Inc.
               P.O. Box 755, BCE Place, 181 Bay Street, Suite 4100
                            Toronto, Ontario M5J 2T3
                                 (416) 982-7475
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                              September 8, 2000
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 5 Pages)
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CUSIP No. 766889109                     13D             Page 2 of 5 Pages
----------------------------                      ------------------------------


         This Amendment No. 4 to Schedule 13D, which was originally filed on April 24, 2000 (the "Original Schedule 13D") and amended on June 23, 2000 ("Amendment No. 1"), July 20, 2000 ("Amendment No. 2") and August 25, 2000 ("Amendment No. 3"), relating to the Common Shares of Rio Algom Limited
("Rio Algom"), a corporation incorporated under the laws of the Province of Ontario, Canada, is being filed by Noranda Inc. ("Noranda"), Brascan Corporation ("Brascan"), and EdperPartners Limited ("EdperPartners"), with Noranda, Brascan and EdperPartners being sometimes referred to hereinafter as the "Reporting Persons." Except as set forth in this Amendment No. 4, the information contained in the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, has not changed. All dollar amounts shown in this Amendment No. 4 are in Canadian dollars.

         This Amendment No. 4 relates to a press release by Noranda with respect to its previously announced unsolicited tender offer for all of the outstanding Common Shares of Rio Algom not currently owned by it.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         See the Press Release, dated September 8, 2000, which is attached hereto as Exhibit 99.8 and is hereby incorporated by reference into this Amendment No. 4.

         The total amount of funds required by Noranda to purchase all of the Common Shares of Rio Algom subject to the revised offer will be approximately $1.67 billion, based on an offer price of $27.50 per share. Noranda expects to fund the purchase price through a combination of cash on hand, borrowings under committed credit facilities and advances under its Agreement with Codelco.
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----------------------------                         ---------------------------
CUSIP No. 766889109                       13D            Page 3 of 5 Pages
----------------------------                         ---------------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See the Press Release, dated September 8, 2000, which is attached hereto as Exhibit 99.8 and is hereby incorporated by reference into this Amendment No. 4.

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--------------------------                           ---------------------------
CUSIP No. 766889109                      13D              Page 4 of 5 Pages
--------------------------                           ---------------------------


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         99.1 Press Release, dated August 22, 2000 (incorporated by reference to Exhibit 99.1 to Amendment No. 3)

         99.2 Agreement, dated August 22, 2000, by and between Noranda Inc. and Corporacion Nacional del Cobre de Chile, portions of which are subject to a request for confidential treatment, as noted in the Agreement (incorporated by reference to Exhibit 99.2 to Amendment No. 3)

         99.3     Offer and Circular*

         99.4     Letter of Transmittal*

         99.5     Notice of Guaranteed Delivery*

         99.6 Schedule of Directors and Executive Officers of the Reporting Persons (incorporated by reference to Exhibit 99.1 to Amendment No. 1)

         99.7 Joint Filing Agreement Required by Rule 13d-1(k)(incorporated by reference to Exhibit 99.2 to the Original Schedule 13D)

         99.8     Press Release, dated September 8, 2000


* Noranda will file these documents at such time as they are completed and mailed to the shareholders of Rio Algom.


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                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

September 12, 2000                          NORANDA INC.


                                            By: /s/ Aaron W. Regent
                                                -------------------------------
                                            Name:  Aaron W. Regent
                                            Title: Executive Vice-President,
                                            Chief Financial Officer


                                            EDPERPARTNERS LIMITED


                                            By: /s/ David W. Kerr
                                                -------------------------------
                                            Name:  David W. Kerr
                                            Title: Co-Chief Executive


                                            BRASCAN CORPORATION


                                            By: /s/ Jack L. Cockwell
                                                -------------------------------
                                            Name:  Jack L. Cockwell
                                            Title: President and Chief
                                            Executive Officer

[NORANDA LOGO]                   NEWS RELEASE




NORANDA DELIVERS ACQUISITION PROPOSAL TO RIO ALGOM

TORONTO, ONTARIO, SEPTEMBER 8, 2000 - Noranda Inc. announced today that it has submitted to Rio Algom Limited a revised take-over proposal for all of Rio Algom's outstanding common shares. This superior proposal is subject to due diligence and certain other conditions, and meets all the requirements as imposed by Rio Algom to obtain due diligence.


DUE DILIGENCE CRITICAL
"Our initial bid was based on information in the public domain and on our own estimates of available synergies," said David Kerr, President and CEO of Noranda Inc. "That is why the due diligence process is critical: it will provide us with access to more complete data provided to Billiton, which is necessary to better value the company. In the event that we can identify additional value in Rio Algom that we were previously unaware of, we propose to bid at least $27.50 per common share. We are working to make sure we present the most attractive offer for Rio Algom shareholders while meeting our own value creation and growth criteria."

TERMS OF THE ACQUISITION PROPOSAL
* Noranda's proposal contemplates a take-over bid at a price of at least $27.50 per common share.
* The proposal is subject to satisfactory due diligence by Noranda and to entering into a confidentiality agreement containing terms and conditions satisfactory to Noranda.
* The due diligence conditions of the proposal include:
    - the conduct of due diligence with respect to Rio Algom for a period of at least ten days;
    - access to due diligence to commence on a date designated by Noranda; and
    - Noranda being provided all of the information furnished to Billiton plc in connection with its due diligence investigation.


AGREEMENT WITH CODELCO
As previously disclosed, Noranda has agreed to sell to Codelco a 50% interest in Rio Algom's assets, immediately upon closing and at the same effective price paid by Noranda. The two companies will jointly manage the acquired assets. Codelco has previously stated, however, that unless additional value is established through full due diligence, it would not proceed with such acquisition.
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                                     - 2 -

RIO ALGOM LIMITED is a Toronto-headquartered mining and metals distribution company that produced approximately 184,000 tonnes of copper in 1999. Its assets are located in Chile, Argentina, Peru, Canada and the United States. Rio Algom has approximately 60.6 million common shares outstanding, of which Noranda already owns approximately 9%.

CODELCO is the world's largest producer of copper -- producing 1.6 million mft in 1999, or approximately 16% of the western world's copper production -- and is one of the world's lowest-cost copper producers. Codelco controls approximately 20% of the world's known copper reserves and is also the world's second largest producer of molybdenum.

NORANDA INC. is a leading international mining and metals company with more than 30 mining and metallurgical operations and projects under development in eight countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulfuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. Noranda employs over 17,000 people. It is listed on The Toronto Stock Exchange (NOR).





For more information:

NORANDA (www.noranda.com):



Mr. Dale Coffin

Manager, Public Affairs & External Communications
416-982-7161
coffind@noranda.com